Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change December 19, 2013
Item 3	News Release The news release dated December 19, 2013 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm reported the NI 43-101-compliant 2013 Valley of the Kings Mineral Resource estimate for its Brucejack Project, completed by Snowden Mining Industry Consultants.
Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm reported the NI 43-101-compliant 2013 Valley of the Kings Mineral Resource estimate for its Brucejack Project, completed by Snowden Mining Industry Consultants (“Snowden”). Measured and Indicated Mineral Resources total 8.7 million ounces of gold at a grade of 17.6 grams of gold per tonne.

Valley of the Kings High-Grade Gold Mineral Resources

High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•8.7 million ounces of gold in the Measured and Indicated Resource categories (15.3 million tonnes grading 17.6 grams of gold per tonne); and
•4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

The Mineral Resource estimate incorporates data from all exploration surface and underground drilling completed to date, as well as the drilling and processing results from 2013’s Valley of the Kings Bulk Sample Program (the “Program”). Program drilling and underground exploration drilling has increased the confidence of the Mineral Resource in the Program area to the Measured Mineral Resource category. The Valley of the Kings remains open to the east and west along strike and at depth. (See Table 1 for a summary of the 2013 Valley of the Kings Mineral Resource estimate.)

An isometric view of the Valley of the Kings block model is attached.

Valley of the Kings Geological Confidence

The Mineral Resource estimate has been informed by extensive work focused on the geological interpretation of the Valley of the Kings. The high-grade mineralization in the Valley of the Kings is hosted in a broad deformed stockwork, and a key outcome from the Program was the underground confirmation of both lateral and vertical continuity of the vein systems comprising this stockwork and the location of high-grade corridors of mineralization.

A detailed view of the underground mapping of the veining in the bulk sample area is attached.

Drill data, in conjunction with underground mapping and surface mapping, has resulted in a robust geological model for the Valley of the Kings with well-defined mineralized domains.

Cleopatra Structure

The high-grade Cleopatra structure was first encountered during Program excavation targeting an area of high-grade mineralization predicted by the November 2012 Mineral Resource estimate (see news release dated July 23, 2013). The Cleopatra structure was subsequently defined for approximately 85 meters along strike and 50 meters above and below the 1345-meter level. Geological mapping, mineralogical characteristics, assay ratios of the different elements and underground observations have demonstrated that the Cleopatra structure is a northerly trending component of the deformed mineralized stockwork system. This interpretation has been developed and supported by geological mapping elsewhere underground.

A sensitivity for the mineralization interpreted to be from the Cleopatra structure contained within the 2013 Valley of the Kings Mineral Resource estimate is shown in Table 2 below. A separate resource model is being prepared for the entire Cleopatra structure based on all drilling and underground exploration of the Cleopatra structure, which is expected to be completed in the first quarter of next year.

Table 1: Valley of the Kings Mineral Resource estimate - December 2013(1),(4) (Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne(5))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.0	19.3	14.4	1.2	0.9
Indicated	13.4	17.4	14.3	7.5	6.1
M & I	15.3	17.6	14.3	8.7	7.0
Inferred(2)	5.9	25.6	20.6	4.9	3.9
(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.
(3) Contained metal figures and totals may differ due to rounding of figures.
(4) The Mineral Resource estimate stated in Table 1 is defined using 10 m by 10 m by 10 m blocks in the in Valley of the Kings.
(5) The gold equivalent value is defined as AuEq = Au + Ag/53.

Table 2: Cleopatra Structure Sensitivity - December 2013(1),(2),(4) (Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne(5))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	0.06	38.8	23.2	0.075	0.045

(1), (3), (4) and (5) see footnotes to Table 1.
(2)The above sensitivity is a subset of the Valley of the Kings Mineral Resource estimate and is not meant to supersede or replace the results of the Valley of the Kings Mineral Resource Estimate.

Mineral Resource Modeling and Estimation

The December 2013 Mineral Resource estimate for Valley of the Kings was completed by Snowden on behalf of Pretivm.  The Mineral Resources are classified as Measured, Indicated and Inferred Resources in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

Classification is applied based on geological confidence, data quality and grade variability.  Areas classified as Measured are informed by 5 meter by 10 meter to 10 meter by 10 meter underground fan drilling in the vicinity of the Program.  Areas classified as Indicated Resources are informed by 20 meter by 20 meter to 20 meter by 40 meter drilling.  The remainder of the Mineral Resource is classified as an Inferred Resource where there is some drilling information and the blocks lie within the mineralized interpretation.  Areas where there is no informing data and/or the lower grade material that is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

The Mineral Resources are reported above a cut-off grade of 5.0 grams of gold-equivalent/tonne (5.0 g/t AuEq).  The gold-equivalent calculation used is: Au + (Ag/53).

The Brucejack Project comprises several gold-silver mineralized areas.  These areas include West Zone, Valley of the Kings, Bridge Zone, Gossan Hill and Shore Zone. The majority of the Mineral Resource lies within Valley of the Kings and West Zone.  West Zone, Gossan Hill, Shore Zone and Bridge Zone were not updated for this Mineral Resource as there has been no additional drilling in these areas.  The focus of the 2013 drilling has been on the high-grade Valley of the Kings area.

The Valley of the Kings mineralization is approximately 500 meters south of West Zone. The Valley of the Kings mineralized zone trends approximately west-northwest to east-southeast. Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 1000 meters. The zone is up to 170 meters wide and remains open to the west, beyond the Brucejack fault, at depth and to the east. Surface mapping and Pretivm’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurassic age appear to plunge moderately to the east.

Pretivm and Snowden used Pretivm’s interpretation of the lithological units at the Valley of the Kings, together with a nominal 1 to 3 g/t Au grade cut-off to update the mineralized domains for estimation at the Valley of the Kings.

The input data for the Valley of the Kings estimate comprises 922 drillholes for 218,127 meters including 9 historical surface drillholes (579 meters), 24 surface drillholes completed since the previous November 2012 Mineral Resource (5,100 meters) and 409 underground exploration drillholes completed since the previous November 2012 Mineral Resource (38,829 meters).  These figures exclude intervals with no gold values and drillholes outside of the Valley of the King area.

As part of the Bulk Sample Program, Snowden ran a series of test estimates in the local area surrounding the bulk sample excavation.  As part of the Program, this test area was drilled on an approximately 5 meter by 10 meter grid using underground exploration fan drilling with a dominantly north-south orientation (parallel to, but not in, the Cleopatra structure).  Initial estimates were run in the local test area using the same parameters as those used for the November 2012 Mineral Resource.  The addition of the close spaced fan drilling was used to prepare local estimates which indicated the estimates needed to be more selective (less tonnes and more grade for similar ounces) than the original Mineral Resource.  In addition, Snowden ran a series of test estimates using varying parameters and domain boundary conditions and compared these estimates to the results returned from the mill within the bulk samples cuts.  This test work was used to determine the criteria which best locally reproduced the grade distribution.

The result of these tests indicated that using a hard boundary constraint on the north-south Cleopatra structure caused overestimation of the local metal content around the bulk sample excavation, while removing this constraint underestimated the local metal in the north-south structure.  The underestimation is partly due to the underground drilling being orientated north-south, which does not fully sample the north-south structures.

As a result of the test work and comparisons with fan drilling and analysis of the Program results noted above, Snowden adjusted the estimation parameters being used for the December 2013 Mineral Resource to create a more selective resource estimate, in line with the results seen in the local test area.

Based on the outcomes of the test work and bulk sample analyses, Snowden and Pretivm agreed that the more conservative approach of not using the north-south constraints should be applied.  The estimation methodology was kept the same as that used for the November 2012 Mineral Resource, with parameters revised to provide a more locally accurate estimate, as summarized below.

The Valley of the Kings exhibits extremely skewed grade populations where the high grades and the majority of the metal are located in less than 5% of the data, with individual raw gold grades of up to around 41,500 g/t Au.  Discussions with Pretivm and analysis of the data indicated the mineralization can be split into a pervasive background mineralization and a separate high-grade but discreet mineralization style.  As a result of this population distribution, standard estimation techniques have been found to significantly over smooth the grades.

In order to address the highly skewed nature of the data, Snowden separated the lower grade ‘background’ population from the higher grade population within these domains and estimated them independently. All data was composited to the nominal sample length of 1.5 meters prior to analysis and estimation. A threshold of 5 g/t Au was selected to separate the two populations at the Valley of the Kings. The silver data was treated using the same method with a threshold of 50 g/t Ag for Valley of the Kings.

The lower grade population was estimated using ordinary kriging into 10 meter by 10 meter by 10 meter parent blocks.  This estimate validates well against the input data.

The higher grade populations were estimated using multiple indicator kriging to control the skewness of the data.  Indicator variograms were modelled up to the 95th percentile of the data with a mathematical model used to define the top end of the grade distribution.  The threshold for the 95th percentile of the higher grade population is 503 g/t Au for the Valley of the Kings.  The result of this estimation method is that, while no top cut is used to limit the higher grades, the higher grades are limited in their influence using a mathematical model based on the higher grade data rather than the individual extreme grades in the dataset.  The higher grade populations were estimated into small scale discretized blocks and then reblocked into parent blocks the size of those used for the lower grades.  Previously the higher grade population grades were reblocked into larger blocks than the size of those used for the lower grades to try and limit the very high grades having an undue influence on the grade estimate.

Subsequently, the proportion of the higher-grade mineralization was estimated into each block and used to combine the two estimates (the low grade portion and the high grade portion) in the determination of the overall block grade.  For example, if a block had a probability of 5% high grade then the final block grade would combine 95% of the low grade estimate with 5% of the high grade estimate. The influence of the high-grade population above the 95th percentile is therefore greatly restricted.

The numbers of samples used for estimation of the high grade populations and the proportion of the higher-grade mineralization were reduced compared to the previous estimate, and the reblocking of the high grade was adjusted to provide a more selective estimate.

The background (non-mineralized) material was estimated using ordinary kriging with a top cut.

The database used to estimate density is based on pulp specific gravity measurements.  As part of the 2012 and 2013 drilling programs, Pretivm’s QP selected a portion of the samples (207 samples) to undergo core density measurements as well as pulp specific gravity measurements in order to determine whether there is any impact on the density as a result of porosity. The results of the comparison indicate that the core density is similar to the pulp specific gravity within the siliceous zone and 3% lower on average in all other rock types.  Tonnages were estimated on a dry basis with specific gravity values estimated into the models using simple kriging where sufficient data was available.  Outside of these areas, the average specific gravity of 2.80 t/m3 was applied. Subsequently, density was calculated in the block model by factoring down the specific gravity estimates by 0% (siliceous zone) or 3% (other rock types).  There is little variation in density between the different rock types.

The updated Mineral Resource estimate for the Valley of the Kings is significantly higher in confidence than the previous November 2012 estimate as a result of the increase in drilling density and the test work carried out in the Program.  The additional drilling has resulted in higher confidence in the geological interpretation used in the estimation, while the Program has confirmed the local grade tenor and geological model.  The additional confidence has allowed the conversion of some Indicated Resources to Measured Resources in the vicinity of the Program.

Next Steps

The NI 43-101-compliant Technical Report in support of the 2013 Valley of the Kings Mineral Resource estimate is expected to be filed by the end of January 2014.  The Technical Report will include, among other things, the total number of ounces processed from the Program on an individual cross-cut basis reconciled to the local resource model prepared using the 2013 underground drilling. An amended feasibility study for the Valley of the Kings based on the updated Mineral Resource is expected in the first half of 2014.  Additionally, Pretivm expects to file its Environmental Assessment Certificate application in the first quarter of 2014.

Ivor W.O. Jones, MSc, FAusIMM, CPgeo, Executive Consultant, Snowden Mining Industry Consultants Pty Ltd., is the independent Qualified Person (QP) responsible for the Mineral Resource for the Brucejack Project. Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.  Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 27th day of December, 2013